SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No.)*

RiT Technologies, Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.1 par value per share
(Title of Class of Securities)

M8215N 109
(CUSIP Number)

Michael Orion, Adv.
72 Weizman Street
Tel-Aviv 62308, Israel +972-3-544-1937
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. M8215N 109	Page 2 of 7 Pages

1.	Names of Reporting Persons. Stins Coman Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Russia

Number of	7.	Sole Voting Power: 6,150,336

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 6,150,336

Reporting
Person With	10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,150,336

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
41.9%

14.	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13D
CUSIP	No. M8215N 109	Page 3 of 7 Pages

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this "Statement"), relates to ordinary shares NIS 0.1 par value (the "Ordinary Shares"), of RiT Technologies, Ltd. (the "Issuer"). The address of the Issuer's principal executive office is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2.	Identity and Background

(a), (d) and (e). This Statement is filed on behalf of Stins Coman Incorporated (“Stins Coman” or the "Reporting Person").

Stins Coman, a Russian corporation, with headquarters located at Pervomayskaya Street, 126, Moscow 105203 Russia, is a holding company for fifteen technology companies. Stins Coman is one of the leading Russian suppliers of hi-tech equipment and solutions in the field of information systems and technologies.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of Stins Coman is included in Schedule A hereto and is incorporated by reference herein.

(d) and (e). Stins Coman and, to the best knowledge of Stins Coman, the persons set forth on Schedule A have not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the persons set forth on Schedule A are Russian citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 6,150,336 shares of the ordinary shares held by Stins Coman is $5,289,289 All of the ordinary shares beneficially held by Stins Coman were paid for using working capital of its corporation.

Item 4.	Purpose of Transaction

(a)-(j). The Common Stock has been acquired by the Reporting Person for investment purposes. The Reporting Person reserves the right to change its plan and intentions at any time as it deems appropriate.

The Reporting Person may acquire additional shares of the issuers ordinary shares, dispose all or some of these shares from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the ordinary shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Reporting Person intends to communicate with other shareholders and management of the Issuer about maximizing the value of its shares of Common Stock.

Depending on factors deemed relevant by the Reporting Person, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Person reserves the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Person may determine.

Presently the Reporting Person has no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

SCHEDULE 13D
CUSIP No. M8215N 109		Page 4 of 7 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of June 16, 2008, the aggregate number of Ordinary Shares and percentage of the outstanding Ordinary Shares of the Issuer beneficially owned (i) by the Reporting Person, and (ii) to the knowledge of the Reporting Person, by each other person listed in Exhibit A is as follows:

Reporting Person(1)	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Stins Coman Incorporated(1)	6,150,336	6,150,336		41.9%

Sergey Nikolayevich Anisimov	0	0	0	0%
Chairman of Board of Directors

Irina Georgievna Shibayeva	0	0	0	0%
Director

Boris Vitalievich Granovskiy	0	0	0	0%
Chief Executive Officer, Director

Inna Vladimirovna Belkovich	0	0	0	0%
Chief Financial Officer, Director

Gennadiy Agubecherovich Karatsev	0	0	0	0%
Director, Stins Coman, JSC Stins Coman Managing Director

* Based on 14,700,073 Ordinary Shares NIS 0.1 par value, outstanding as of June 1, 2008.
(1) Each of the Reporting Person and its officers and directors disclaims beneficial ownership of the securities held by the other listed persons except to the extent of such person's pecuniary interest therein, if any.

(c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person. This transaction was made through a private purchase of 5,122,521 shares from three RiT shareholders, and 1,027,815 through  a tender offer as disclosed on Schedule TO filed with the Securities and Exchange Commission on May 2, 2008, Amendment No. 1 to Schedule TO filed on June 3, 2008, Amendment No. 2 to Schedule TO filed on June 9, 2008, and Amendment No. 3 to Schedule TO filed on June 13, 2008.

Transactions in Shares Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

Stins Coman Incorporated	06/06/2008	6,150,336	BUY	$0.86

SCHEDULE 13D
CUSIP No. M8215N 109	Page 5 of 7 Pages

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) pursuant to this Item.

Item 7.	Materials To Be Filed As Exhibits

There are no exhibits to be filed pursuant to this item.

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SCHEDULE 13D
CUSIP No. M8215N 109		Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 17, 2008
STINS COMAN INCORPORATED

		By:	/S/ Boris Granovsky
Boris Granovsky
Title: Chief Executive Officer

STINS COMAN INCORPORATED

By:	/s/ Sergey Nikolayevich Anisimov	By:	/s/ Irina Georgievna Shibayeva
	Name: Sergey Nikolayevich Anisimov		Name: Irina Georgievna Shibayeva
	Title: Chairman of Board of Directors		Title: Director

By:	/s/ Boris Vitalievich Granovskiy	By:	/s/ Gennadiy Agubecherovich Karatsev
	Name: Boris Vitalievich Granovskiy		Name: Gennadiy Agubecherovich Karatsev
	Title: Chief Executive Officer, Director		Title: Director

By:	/s/ Inna Vladimirovna Belkovich
Name: Inna Vladimirovna Belkovich
Title: Director

SCHEDULE 13D
CUSIP No. M8215N 109	Page 7 of 7 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of Stins Coman Incorporated named below as of the date hereof.  The business address of each person is:

Name:	Sergey Nikolayevich Anisimov
Title:	Chairman of Board of Directors
Citizenship:	Russia
Principal Occupation:	Chairman of Board of Directors, Stins Coman
Address:	Serova Street, 6, app. 59, Zhukovsky, Moscow area 140180

Name:	Irina Georgievna Shibayeva
Title:	Director
Citizenship:	Russia
Principal Occupation:	Director, Stins Coman
Address:	Molodezhnaya Street, 22, app. 170, Zhukovsky, Moscow area 140180

Name:	Boris Vitalievich Granovskiy
Title:	Chief Executive Officer, Director
Citizenship:	Russia
Principal Occupation:	Chief Executive Officer, Director, Stins coman
Address:	Chelyabinskaya Street, 19, bldg. 4, app. 401, Moscow 105586

Name:	Inna Vladimirovna Belkovich
Title:	Chief Financial Officer, Director
Citizenship:	Russia
Principal Occupation:	Chief Financial Officer, Director, Stins Coman
Address:	Stroginsky Boulevard, 17, bldg. 1, app. 194, Moscow 123592

Name:	Gennadiy Agubecherovich Karatsev
Title:	Director
Citizenship:	Russia
Principal Occupation:	Director, Stins Coman
Address:	Dzerzhinskogo Street, 6, bldg. 1, app. 52, Zhukovsky, Moscow area 140180

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